UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BlackBerry Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09228F103

(CUSIP Number)

Michael Lazaridis

485 Wes Graham Way, 3rd Floor

Waterloo, Ontario N2L 0A7

(519) 886-3141 ext. 3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 09228F103

1	Name of reporting persons Michael Lazaridis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,680,073*
	9	Sole dispositive power 0
	10	Shared dispositive power 41,680,073*
11	Aggregate amount beneficially owned by each reporting person 41,680,073*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.0%**
14	Type of reporting person IN

*	Includes (i) 21,176,354 common shares registered in the name of 1258701 Ontario Limited, (ii) 3,163,895 common shares registered in the name of 2063227 Ontario Inc., (iii) 455,836 common shares registered in the name of Mr. Lazaridis, (iv) 146,478 common shares held by Mr. Lazaridis as trustee of the Michael Lazaridis Family Trust II, (v) 685,196 common shares held by 2384320 Ontario Limited, (vi) 4,140,128 common shares held by 2384318 Ontario Limited and (vii) 11,912,186 common shares held by the Fregin Persons (as defined below) (the “Fregin Shares”). Each of the Lazaridis Persons (as defined below) disclaims beneficial ownership with respect to the Fregin Shares.

**	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 1258701 Ontario Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 21,176,354
	9	Sole dispositive power 0
	10	Shared dispositive power 21,176,354
11	Aggregate amount beneficially owned by each reporting person 21,176,354
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.0%*
14	Type of reporting person CO

*	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 2063227 Ontario Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,163,895
	9	Sole dispositive power 0
	10	Shared dispositive power 3,163,895
11	Aggregate amount beneficially owned by each reporting person 3,163,895
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%*
14	Type of reporting person CO

*	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons Michael Lazaridis Family Trust II
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 146,478
	9	Sole dispositive power 0
	10	Shared dispositive power 146,478
11	Aggregate amount beneficially owned by each reporting person 146,478
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) —*
14	Type of reporting person OO (trust)

*	Less than 0.1%; all percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 2384320 Ontario Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 685,196
	9	Sole dispositive power 0
	10	Shared dispositive power 685,196
11	Aggregate amount beneficially owned by each reporting person 685,196
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person CO

*	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 2384318 Ontario Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,140,128
	9	Sole dispositive power 0
	10	Shared dispositive power 4,140,128
11	Aggregate amount beneficially owned by each reporting person 4,140,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.8%*
14	Type of reporting person CO

*	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 2384319 Ontario Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,912,186*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,912,186*
11	Aggregate amount beneficially owned by each reporting person 11,912,186*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.3%**
14	Type of reporting person CO

*	Includes 11,912,186 common shares held by the Fregin Persons. 2384319 Ontario Limited disclaims beneficial ownership with respect to the Fregin Shares.

**	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons Douglas E. Fregin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 41,680,073*
	9	Sole dispositive power 0
	10	Shared dispositive power 41,680,073*
11	Aggregate amount beneficially owned by each reporting person 41,680,073*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.0%**
14	Type of reporting person IN

*	Includes (i) 703,080 common shares registered in the name of Mr. Fregin, (ii) 11,209,106 common shares held by 1258702 Ontario Limited and (iii) 29,767,887 common shares held by the Lazaridis Persons (as defined below) (the “Lazaridis Shares”). Each of the Fregin Persons (as defined below) disclaims beneficial ownership with respect to the Lazaridis Shares.

**	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

CUSIP No. 09228F103

1	Name of reporting persons 1258702 Ontario Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 40,976,993*
	9	Sole dispositive power 0
	10	Shared dispositive power 40,976,993*
11	Aggregate amount beneficially owned by each reporting person 40,976,993*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.8%**
14	Type of reporting person CO

*	Includes (i) 11,209,106 common shares held by 1258702 Ontario Limited and (ii) 29,767,887 common shares held by the Lazaridis Persons (as defined below). Each of the Fregin Persons (as defined below) disclaims beneficial ownership with respect to the Lazaridis Shares.

**	All percentages reported herein are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares, without par value (the “Shares”), of BlackBerry Limited, a corporation organized under the laws of Ontario (the “Issuer”). Certain of the Lazaridis Persons (as defined below) previously filed a Schedule 13G on February 14, 2001, as amended on February 14, 2002, February 13, 2003, February 17, 2004, February 14, 2005, February 14, 2006, February 14, 2007, February 14, 2008, February 5, 2009, February 16, 2010, February 11, 2011, March 30, 2011, February 14, 2012 and February 14, 2013, with respect to their Shares of the Issuer.

The address of the Issuer’s principal executive offices is 295 Phillip Street, Waterloo, Ontario N2L 3W8.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

(a)	Michael Lazaridis (“Lazaridis”), an individual, is a citizen of Canada and is retired.

(b)	1258701 Ontario Limited (“1258701”), a corporation incorporated under the laws of Ontario, is controlled by Michael Lazaridis. The principal business of 1258701 is as an investment holding company.

(c)	2063227 Ontario Inc. (“2063227”), a corporation incorporated under the laws of Ontario, is controlled by Michael Lazaridis. The principal business of 2063227 is as an investment holding company.

(d)	The Michael Lazaridis Family Trust II (“Family Trust”) is a trust established in accordance with the laws of Ontario. Mr. Lazaridis has been appointed as the trustee for the Family Trust.

(e)	2384320 Ontario Limited (“2384320”), a corporation incorporated under the laws of Ontario, is controlled by Michael Lazaridis. The principal business of 2384320 is as an investment holding company.

(f)	2384318 Ontario Limited (“2384318”), a corporation incorporated under the laws of Ontario, is controlled by Michael Lazaridis. The principal business of 2384318 is as an investment holding company.

(g)	2384319 Ontario Limited (“2384319” and, together with each of Lazaridis, 1258701, 2063227, Family Trust, 2384320 and 2384318, the “Lazaridis Persons”), a corporation incorporated under the laws of Ontario, is controlled by Michael Lazaridis. The principal business of 2384319 is as an investment holding company.

(h)	Douglas E. Fregin (“Fregin”), an individual, is a citizen of Canada and is retired.

(i)	1258702 Ontario Limited (“1258702” and, together with Fregin, the “Fregin Persons”), a corporation incorporated under the laws of Ontario, is controlled by Fregin. The principal business of 1258702 is as an investment holding company.

The principal business address for each of the Reporting Persons is 485 Wes Graham Way, 3rd Floor, Waterloo, Ontario N2L 0A7. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of 1258701, 2063227, 2384320, 2384318, 2384319 and 1258702 is attached as Exhibit 2 to this Schedule 13D.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As co-founders of the Issuer, entities controlled by Mr. Lazaridis and Mr. Fregin, respectively, held certain securities of predecessor entities to the Issuer, which securities were converted through certain reorganization transactions, including an amalgamation prior to the initial public offering of the Issuer, into certain of the Shares that are currently held by the Reporting Persons. In addition, certain of the Reporting Persons’ Shares were obtained through the exercise of stock options and other equity awards that were granted to Mr. Lazaridis and Mr. Fregin, respectively, during their tenure as officers and/or directors of the Issuer. Finally, in 2012, Mr. Lazaridis acquired 3,163,895 Shares using 2063227 Ontario Inc. through open market purchases for aggregate consideration of approximately $50 million.

Item 4.	Purpose of Transaction.

Mr. Lazaridis is a founder and former President, Co-Chief Executive Officer and Co-Chair of the Issuer and Mr. Fregin is a founder and former Vice President, Operations of the Issuer. Each of Mr. Lazaridis and Mr. Fregin acquired the Shares he beneficially owns for investment purposes, including upon founding of the Issuer and through the exercise of options and other equity grants received by him during his prior term of employment with the Issuer.

In light of the Issuer’s recent announcement that its board of directors has formed a Special Committee to explore strategic alternatives to enhance value and increase scale, the Reporting Persons are considering all available options with respect to their holdings of the Shares, including, without limitation, a potential acquisition of all the outstanding Shares of the Issuer that they do not currently own, either by themselves or with other interested investors (an “Acquisition”). In that regard, 2384319 and 1258702 entered into an agreement (the “Agreement”) to explore the possibility of submitting a potential joint bid to acquire the Shares of the Issuer that they do not currently own. The Agreement provides, among other things, that the parties thereto have agreed to (1) work exclusively with each other with respect to any potential acquisition of all or a portion of the assets or equity interests in the Issuer; (2) certain transfer restrictions with respect to the Shares, and (3) jointly coordinate with respect to the development of a strategy with respect to the Issuer, including with respect to the engagement of debt and equity financing sources and advisors. In addition, the Reporting Persons have engaged, among other advisors, each of Goldman, Sachs & Co. and Centerview Partners LLC to assist with their review of strategic alternatives with respect to the Shares.

The Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, members of the board of directors or management of the Issuer or other representatives of the Issuer, or other persons. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D including, without limitation, a potential Acquisition.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, the availability of debt and equity financing for any such Acquisition or other transaction, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time given the current facts, circumstances and conditions before them. Such actions may include, but are not limited to: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) submitting bids, proposals, indications of interest, and/or formal offers to the Special Committee, management or advisors of the Issuer for their review and consideration; (iv) negotiating with such persons and/or their legal and financial representatives regarding the potential terms of any such Acquisition or other transactions; (v) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (vi) entering into agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; (vii) entering into agreements, understandings and/or arrangements with others, including but not limited to interested market or industry participants, with respect to the future use, sale and/or future deployment of the Issuer’s assets, including but not limited to its intellectual property; (viii) exploring and negotiating with various sources of financing for any Acquisition or other potential transactions with or related to the Issuer; or (ix) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

The information set forth under Item 6 below is incorporated in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuers.

The information set forth under Item 6 below is incorporated in this Item 5 in its entirety.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 524,159,844 common shares outstanding as of March 2, 2013, as reported on the Issuer’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013.

(a)-(b) Amount beneficially owned:

Mr. Lazaridis may be deemed to beneficially own 41,680,073 Shares (representing approximately 8.0% of the Issuer’s outstanding Shares), which includes (i) 21,176,354 Shares held by 1258701, (ii) 3,163,895 Shares held by 2063227, (iii) 455,836 Shares held by Mr. Lazaridis, (iv) 146,478 Shares held by the Family Trust, (v) 685,196 Shares held by 2384320, (vi) 4,140,128 Shares held by 2384318 and (vii) 11,912,186 Shares held by the Fregin Persons. By virtue of their relationship with Mr. Lazaridis, as described in Item 2, each of 1258701, 2063227, the Family Trust, 2384320 and 2384318 may be deemed to share voting power and dispositive power with Mr. Lazaridis with respect to the Shares held by them. In addition, by virtue of the Agreement, 2384319 and Mr. Lazaridis may be deemed to share with the Fregin Persons beneficial ownership of the Fregin Shares. Each Lazaridis Person disclaims beneficial ownership with respect to any of the Fregin Shares.

Mr. Fregin may be deemed to beneficially own 41,680,073 Shares (representing approximately 8.0% of the Issuer’s outstanding Shares), which includes (i) 703,080 Shares held by Mr. Fregin, (ii) 11,209,106 Shares held by 1258702 and (iii) 29,767,887 Shares held by the Lazaridis Persons. By virtue of their relationship, as described in Item 2, 1258702 may be deemed to share voting power and dispositive power with Mr. Fregin with respect to the Shares owned by it. In addition, by virtue of the Agreement, each Fregin Person may be deemed to share with the Lazaridis Persons beneficial ownership of the Lazaridis Shares. Each Fregin Person disclaims beneficial ownership with respect to any of the Lazaridis Shares.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any Reporting Person.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 above is incorporated in this Item 6 in its entirety.

The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 1.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Directors and Executive Officers of Certain Reporting Persons

Exhibit 3:	Agreement, dated as of October 8, 2013, by and between 2384319 Ontario Limited and 1258702 Ontario Limited

*****

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2013	MICHAEL LAZARIDIS

	By:	/s/ Michael Lazaridis

October 10, 2013	1258701 ONTARIO LIMITED

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	2063227 ONTARIO INC.

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	MICHAEL LAZARIDIS FAMILY TRUST II

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	2384320 ONTARIO LIMITED

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	2384318 ONTARIO LIMITED

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	2384319 ONTARIO LIMITED

	By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	Authorized Signatory

October 10, 2013	DOUGLAS E. FREGIN

	By:	/s/ Douglas E. Fregin

October 10, 2013	1258702 ONTARIO LIMITED

	By:	/s/ Douglas E. Fregin
	Name:	Douglas E. Fregin
	Title:	Authorized Signatory